Exhibit 3.1

      Certificate of Amendment to Articles of Incorporation
                  For Nevada Profit Corporations
               (Pursuant to NRS 78.385 and 78.390)


1.   Name of corporation:
     Centroid Consolidated Mines Co.

2. The articles have been amended as follows (provide article numbers, if available):

Article IV

The aggregate number of shares which the corporation shall have authority to issue is 60,000,000 shares, divided into two classes, 50,000,000 shares of common stock of a par value of one mill ($0.001) per share and 10,000,000 shares of preferred stock of a par value of one mill ($0.001) per share, with the preferred stock having such rights and preferences as the Board of Directors shall determine. Fully paid stock of this corporation shall not be liable to any further call or assessment.

Article X-Authority of the Board of Directors to Change Corporate Name

The Board of Directors shall have the right to change the name of the corporation without shareholder approval to a name that reflects the industry or business in which the corporation's business operations are conducted or to a name that will promote or conform to any principal product, technology or other asset of the corporation that the Board of Directors, in its sole discretion, deems appropriate.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 1,095,000

4.   Effective date of filing (optional):

5.   Officer Signature (required): /s/Jason Jenson
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